Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-162195
Dated: June 8, 2011

Structured Solutions Snapshot

3-Year Alpha Overlay Securities linked to the Deutsche Bank Fed Funds Total Return Index and the Deutsche Bank Equity Mean Reversion Alpha Index
Investment Rationale & Positioning	Description & Return Profile

The securities offer clients:
■	The securities deliver returns based on the performance of the Deutsche Bank Fed Funds Total Return Index (“DB Fed Funds Index”) and the Deutsche Bank Equity Mean Reversion Alpha Index (“EMERALD”).	■	A vehicle for expressing a bullish view on the DB Fed Funds Index and EMERALD.
		■	Full participation in one times the appreciation or depreciation of the DB Fed Funds Index and two times the appreciation or depreciation of EMERALD, reduced by the EMERALD Adjustment Factor of 2.75% each year the securities remain outstanding. During the first year of the term of the securities, a fee of 1.00% is applied as an up-front cost on the trade date. During each subsequent year, a fee of 1.00% is applied evenly throughout the year.
		■	Best-Case Scenario: Participation in any positive return of the Basket Indices, net of the EMERALD Adjustment Factor. The Redemption Amount of the securities is uncapped if the Basket Indices increase in value.
		■	Worst-Case Scenario: Full downside risk, and accelerated loss; if the Final Basket Level is less than the Initial Basket Level, investors will be fully exposed to any depreciation in the DB Feds Funds Index and two times any depreciation in EMERALD, reduced by the EMERALD Adjustment Factor. The maximum loss on an investment is 100%.

Key Terms
Issuer:	Deutsche Bank AG, London Branch
Basket:
The securities are linked to the performance of two indices, as set forth below (each a “Basket Index” and, collectively, the “Basket Indices”)
Deutsche Bank Fed Funds Total Return Index (“DB Fed Funds Index,” Bloomberg:  DBMMFED1)
Deutsche Bank Equity Mean Reversion Alpha Index (“EMERALD,” Bloomberg:  DBVEMR)

Subscription Period Closes:	2:00 PM New York time, June 10, 2011
Maturity:	3 years
Investment Currency:	USD
Principal Protection:	None
Participation in Basket Indices:	One time participation in the DB Fed Funds Index Two times participation in EMERALD (reduced by the EMERALD Adjustment Factor)
Min. Investment / Increments:	$1,000.00 / $1,000.00
Early Redemption	Redemption prior to maturity on specified annual early redemption dates beginning one year after the date of issuance at the option of the investor.
EMERALD Adjustment Factor:	2.75% annual reduction in the Redemption Amount (1.375% annual reduction of EMERALD Performance multiplied by 2). See accompanying term sheet no. 1214 for further information.
Pricing and Liquidity:
Deutsche Bank may, but is not obliged to, at any time repurchase the securities at any price (which may be greater or less than the then current redemption cash amount) in the open market or by tender or private agreement.

PWM Trailer:
100 bps per annum (25 bps per quarter calculated as the product of i) the closing level of EMERALD on the applicable quarterly Fee Determination Date divided by the EMERALD Initial Reference Level times ii) the EMERALD Adjustment Factor on such Fee Determination Date; the first Fee Determination Date is September 1, 2012).

Selling Restrictions:
Investors must be “accredited investors.” Employees of Deutsche Bank Trust Company Americas cannot sell the securities to residents of Arizona, Hawaii, Illinois, Louisiana, North Dakota, Rhode Island, South Carolina and Texas except in limited circumstances. For Florida residents, all sales must be effected by employees of Deutsche Bank Florida. Employees of Deutsche Bank Securities Inc. can sell the securities to residents in all 50 states.

IRA, ERISA eligible?	No

DB Fed Funds Index	EMERALD
■	The DB Fed Funds Index is intended to measure the accrual of a deposit invested at the inter-bank overnight interest rate.	■	EMERALD tracks the performance of a strategy of buying daily volatility and selling\ weekly volatility with respect to the S&P 500® Index on a weekly rolling basis.
■	The deposit is compounded on a total return basis on every calendar day.	■	EMERALD was created by Deutsche Bank AG, the Index Sponsor, on October 12, 2009 and is calculated, maintained and published by the Index Sponsor. The closing level of EMERALD was set to 100 on March 16, 1998 (the “Index Base Date”). EMERALD is denominated in U.S. dollars.
■	See accompanying term sheet no. 1214 for a full description of the DB Fed Funds Index.	■	See accompanying term sheet no. 1214 for a full description of EMERALD.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, term sheet and this document if you so request by calling toll-free 1-800-311-4409.

Performance of the DB Fed Funds Index*
Performance of EMERALD*

*Publication of the DB Fed Funds Index and EMERALD began on October 15, 2007 and October 12, 2009, respectively. The historical performance data for each Basket Index in the graphs above prior to the respective inceptions dates for each Basket Index reflect a retrospective calculation of the levels of the Basket Indices using archived data and the current methodology of the respective Basket Indices. The historical levels of the Basket Indices should not be taken as an indication of future performance. We cannot give you assurance that the performance of the Basket Indices will result in the return of any portion of your initial investment.

Risks	Benefits

■ The securities are not principal protected, and therefore, the holder may lose some or all of the initial investment.

■ An investment in the securities is subject to the credit of the Issuer

■ Exposure to two times any negative EMERALD Performance.

■ Positive performance of EMERALD is reduced, and negative performance of EMERALD is magnified, by the EMERALD Adjustment Factor. In addition, EMERALD contains embedded fees.

■ The payout on the securities is tied to the level of the Basket Indices on a specific date.  As such, a temporary decline around the date of maturity could greatly affect the holder's return.

■ A liquid secondary market for the securities is not guaranteed, and may be limited or may not exist. The Issuer may, but is not obliged to, purchase the securities at any price in the open market by tender or private agreement.

■ Various factors affect the value of the securities prior to maturity.

■ Investors should be willing and able to hold the securities to maturity.

■ Significant aspects of the U.S. federal income tax treatment of the securities are uncertain, and the Internal Revenue Service or a court might not agree with the tax consequences described in the accompanying term sheet no. 1214.

■ For further risk considerations, please see the accompanying term sheet no. 1214.
■ Uncapped upside participation of one times the DB Fed Funds Index and two times EMERALD, reduced by the EMERALD Adjustment Factor.
Structured Solutions Group New York 212.454.4100 Will Bacas Lance Chambers Tim Foxe James Philbin Kirill Pronine Michael Raphael Jeff Sperling

Important Information and Disclosures
This product snapshot does not contain all the relevant terms and conditions. This snapshot must be read in conjunction with accompanying term sheet no. 1214, underlying supplement no. 5, the prospectus supplement and the prospectus. Full details of the terms and conditions, including risk factors and material tax considerations, associated with this instrument are described in the documents listed above, which should be read carefully before investing. Any terms used, but not defined, in this snapshot will have the meaning given to them in the accompanying term sheet no. 1214.

We have sent you this document in our capacity as a potential counterparty acting at arm's length. We are not acting as your financial adviser or in a fiduciary capacity in respect of this proposed transaction or any other transaction with you unless otherwise expressly agreed by us in writing. Prospective investors should understand and discuss with their professional tax, legal, accounting and other advisors the effect of a transaction they may enter into.

Before entering into any transaction, you should take steps to ensure that you understand and have made an independent assessment  of the appropriateness of the transaction in light of your own objectives and circumstances, including the possible risks and benefits of entering into such transaction. You should also consider making such independent investigations as you consider necessary or appropriate for such purposes.

The past performance of securities, indices or other instruments referred to herein does not guarantee or predict future performance.

Market values may be affected by a number of factors including commodity values, interest rates, volatility, time to maturity, dividend yields and issuer credit ratings.  These factors are interrelated in complex ways, and as a result, the effect of any one factor may be offset or magnified by the effect of another factor.

Calculations of returns on instruments referred to herein may be linked to a referenced commodity or interest rate.  In such cases, the investments may not be suitable for persons unfamiliar with such commodity or interest rate, or unwilling or unable to bear the risks associated with the transaction. Products denominated in a currency other than the investor's home currency will be subject to changes in exchange rates, which may have an adverse effect on the value, price or income return of the products. These products may not be readily realizable investments and are not traded on any regulated market.  The securities referred to herein involve risk, which may include interest rate, commodity, currency, credit, political, liquidity, time value, commodity and market risk and are not suitable for all investors.

The securities are not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other U.S. governmental agency. These instruments are not insured by any statutory scheme or governmental agency of the United Kingdom. The distribution of this document and availability of these products and services in certain jurisdictions may be restricted by law.
We or our affiliates, or persons associated with us or such affiliates, may: maintain a long or short position in securities referred to herein, or in related futures or options, purchase or sell, make a market in, or engage in any other transaction involving such securities, and earn brokerage or other compensation.

Deutsche Bank does not provide accounting, tax or legal advice.

“Deutsche Bank" means Deutsche Bank AG and its affiliated companies, as the context requires. Deutsche Bank Private Wealth Management refers to Deutsche Bank's wealth management activities for high-net-worth clients around the world.  Deutsche Bank Alex Brown is a division of Deutsche Bank Securities Inc.